Exhibit 99.6

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statements Nos. 333-145300, 333-148048 on Form S-8  and to the use of our reports dated March 26, 2008 relating to the consolidated financial statements of Yamana Gold Inc. (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles) and the effectiveness of Yamana Gold Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2008